KEATING, MUETHING & KLEKAMP, P.L.L.
1400 Provident Tower • One East Fourth Street • Cincinnati, Ohio 45202
TEL 513.579.6400 • FAX 513.579.6457 • www.kmklaw.com

DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

September 23, 2004

Via EDGAR and Facsimile (202) 942-9638

Chris B. Edwards, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Hemagen Diagnostics, Inc. Reagents Applications, Inc. Amendment No. 2 to Schedule TO-1 filed September 22, 2004 File No. 5-50367

Dear Mr. Edwards:

        I am responding to your request on behalf of Hemagen Diagnostics, Inc. that we supplementally advise you on certain aspects of the second comment in your letter dated September 20, 2004. We understand your concern was with the second sentence of that comment.

        The Company chose to structure the Exchange Offer with an effective date coinciding with the end of its fiscal year on September 30. Legally, we see no difficulty with the Company entering into an agreement with another party with an as of effective date the precedes the agreement itself. In this case the effective date is as of September 30, even though the expiration of the Exchange Offer may be several months in the future. Normally, with traded securities it would be impossible to make such an arrangement because of the difficulty of pricing securities with fixed interest payments in such circumstances and the security delivery requirements. However, as noted in earlier correspondence, the Outstanding Notes are held by approximately 50 persons, and the Company expects the Modified Notes to be similarly held. There has been no trading in the Outstanding Notes and the Company does not anticipate any would develop in the Modified Notes.

        In response to your comments, the Company reviewed with its accountants the accounting treatment it was seeking to obtain by utilizing the fiscal year end September 30 effective date. They have received confirmation that if the Offer expires and is closed prior to the filing of their Form 10-K for the fiscal year ended September 30, 2004, the Company’s financial statements will include the effects of the completion of the Exchange Offer as of September 30, 2004.

        We appreciate the attention you have given to this matter and your prompt responses to our filings.

Yours truly, KEATING, MUETHING & KLEKAMP, P.L.L. BY: /s/ Gary P. Kreider —————————————— Gary P. Kreider

Attachments

cc:	Mr. William Hales Ms. Deborah Ricci

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